SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                                 FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of duty to file Reports
    Under Sections 13 and 15 (d) of the Securities Exchange Act of 1934.

Commission File Number:    0-16918

AMERICA FIRST FINANCIAL FUND 1987-A LIMITED PARTNERSHIP
(Exact name of registrant as specified in its character)

1004 Farnam Street, Omaha, Nebraska  68102,  (402) 444-1630
(Address, including zip code, and telephone number including area code, of registrant's principal executive offices)

None.
(Title of each all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) below to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12(g)-4(a)(1)(i)  [X]          Rule 12(h)-3(b)(1)(i)  [ ]

     Rule 12(g)-4(a)(1)(ii) [ ]          Rule 12(h) 3(b)(1)(ii) [ ]

     Rule 12(g)-4(a)(2)(i)  [ ]          Rule 12(h)-3(b)(2)(i)  [ ]

     Rule 12(g)-4(a)(2)(ii) [ ]          Rule 12(h)-3(b)(2)(ii) [ ]

     Rule 12(g)-3(b)(1)(i)  [ ]          Rule 15(d)-6           [ ]

Approximate number of holders of record as of the certification or notice
date:  	0






































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Pursuant to the requirements of the Securities Exchange Act of 1934, America
First Financial Fund 1987-A Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  	March 31, 1998		                  By:	America First Capital
                                             	Associates Limited
                                             	Partnership Five, General
                                             	Partner of the Registrant

                                         	By:	AFCA-5 Management Corporation,
                                             	General Partner of America
                                             	First Capital Associates
                                             	Limited Partnership Five

                                         	By:	/s/  George H. Krauss
                                            		George, H. Krauss,
                                            		Chairman of the Board
                                            		of Directors and Secretary

Instruction: This form is required by Rules 12(g)-4, 12(h)3 and 15(d)-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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